Generating RevenueAdding A Location
The Lyric Theatre
Arts & Entertainm
Map data ©2020 Google
Terms of Use
Report a map error

520 N La Brea Ave, Los Angeles, CA 90036
Los Angeles, CA 90036
Get directions
Coming Soon
Early Investor Bonus
The investment multiple is increased to 1.7× for the next $100,000 invested.
This is a preview of your investment opportunity. Return to dashboard
INVESTMENT OPPORTUNITY
The Lyric Theatre is seeking investment to find a new location for the beloved arts venue.
$0 INVESTED
There are 89 days remaining to invest. If the business does not receive an additional $250,000 by then, investors will be fully refunded.
 The Pitch
 Terms
 Data Room
 Discussion
 Understand Risks
  Add to watchlist
The Team
Ryan
Braun
Read Bio
Business Overview
The Lyric is a fully comprehensive arts facility dedicated to providing a platform for emerging artists and supporting city-wide philanthropic missions. The Lyric has an extensive history of producing and promoting concerts and events of all formats with artists at the top of their respective fields. Rooted in the live music scene, The Lyric developed a reputation for cultivating new and emerging talent. It was widely considered a gem of the artistic landscape of Los Angeles and contributed to educational platforms including The Los Angeles High School of the Arts and the Los Angeles Drama Club, the country's youngest Shakespeare troupe and resident school.

In 2015 the owner, Ryan Braun, sought to secure The Lyric's financial future by undergoing the Certificate of Use Permit and liquor license processes, a necessary component for any arts venue. The Lyric had a

tidal wave of support from the community, including unanimous support from the Mid-Wilshire Neighborhood Council, support form the LAPD, and full support from Councilman Paul Koretz (notoriously strict regarding nightlife). The process was a huge success earning a 6-month CUP approval for a full line of beverage sale and was determined a "Public Convenience or Necessity" by the Los Angeles City Council, voted in by every councilman in the greater Los Angeles area. The case closed and the Lyric enjoyed seven months of quiet as they prepared the property for a grand re-opening. The community rejoiced and support letters and congratulations continued to pour in.

Sadly, in the fall of 2017, the Lyric was uprooted by a disgruntled neighbor who sought to dislodge the business from the community and bury it in litigation. A single person, who remained quiet for seven months, claimed they had not received notice of the approvals and forced the City to reopen the case. These notices are widely circulated and are posted online for the world to view. The City reopened the case and the Lyric was drug through two years of appeals filed by the Yeshiva down the block, represented by Latham and Watkins, one of the countrys largest law firms on a pro-bono basis. The Yeshiva ignored every offer made by Ryan, including a percentage of profit, 24 hour security guards, and a promise to be closed every Friday and Saturday night.

After losing every appeal the Yeshiva filed a lawsuit agains the City claiming the environmental impact of the business was not properly investigated. Statements were made in public hearings that the Lyric promoted a way of life that was culturally unfit for the neighborhood. Public urination, public defecation, damage to private property, and a rise in the decay and odors of the neighborhood were all claims against the Lyric despite its flawless history and years of programming without complaint. The Lyric was caught in a war of attrition and could not face the legal hurdles the Yeshiva presented and was forced to closure.

The Lyric needs a new home in a neighborhood that embraces cultural diversity and honors artistic expression as a necessary function of the human spirit. Cultural institutions like the Lyric are even more necessary given the current landscape of our country. COVID-19 has forced the artistic community into a free-fall making the Lyric even more vital for the survival of live entertainment. That is why we are asking the community once again to invest their support into the Lyric and help to build a secure financial future. It is our belief that with the proper financial backing the Lyric can find a new home to lease, with existing permitting, to once again open its doors and continue to provide countless opportunities.

* BLOG
* PRESS
* PETITIONS
* FAQ
* REFERRAL PROGRAM
* PARTNERS
* SUPPORT CENTER
* EDUCATIONAL MATERIALS
* ABOUT US
* CONTACT US
* TERMS OF SERVICE
* PRIVACY POLICY

Ryan
BRAUN
The Lyric's Artistic Director Ryan Braun has an extensive career as both a performer and producer in Los Angeles, New York City, London, and Florida. Upon finishing his degree at UCLA with a BA in Theater, Film and Television, he produced and directed a critically acclaimed sell-out run of Into the Woods at the Lyric Theatre, marking his fifth show at the Lyric. He was then hired by Universal Attractions, the largest talent-booking agency in the world, as a junior agent in New York City. He continued to work in New York as a performer most notably in David LaChapelle's From Darkness to Light, a dance

installation at the Lever House Museum, as well as David LaChapelle's Transcending Form, a full -length dance piece of which he also associate produced. After completing his contract with Broward Stage Door Theatre in Florida, Ryan returned to Los Angeles to take over as Artistic Director of the Lyric Theatre. There he has managed Lyric's conversion from an educational space to a concert and comedy venue and expanded Lyric's range of performances. He is also responsible for pursuing the Lyric Foundation's non-profit work with notable groups such as The Los Angeles Drama Club, The Los Angeles High School of the Arts, The Kennedy Foundation, and many more

Mainvest
Mainvest

Mainvest Admin
CMS | Data | Tools | Admin🏠📊🇺🇸
The Lyric Theatre
ARTS & ENTERTAINMENT
Back
The Pitch
The Lyric Theatre is seeking investment to find a new location for the beloved arts venue.
The Opportunity
The Lyric is a fully comprehensive arts facility dedicated to providing a platform for emerging artists and supporting city-wide philanthropic missions. A small and mighty venue who's vision extends beyond its walls, an institution founded on moralistic principles while providing evenings of finely-crafted entertainment. By investing in The Lyric, you will help a beloved music venue find a new location and restore its community programming.
History
The Lyric has a long standing influence in the education of Los Angeles youth and continues to be a leading force in the cultural renaissance of the city. Over the past six years, The Lyric has accomplished providing a stage worthy of jazz legend Allen Toussaint and rising hip-hop star Anderson Pack while simultaneously supporting The Los Angeles High School of the Arts, The Los Angeles Drama Club, and the Kennedy Foundation.
Programming
Past Comedic Acts:
Ali Wong, Andy Kindler, Anthony Jeselnik, Bill Burr, Bryan Callen, Damon Wayans, Dane Cook Demetri Martin, Flula, Guy Branum, Iliza Schlesinger, Jerrod Carmichael, Jim Jefferies, Marc Maron Maria Bamford, Maz Jobrani, Pete Holmes, Reggie Watts, Sarah Silverman, Todd Glass, Trevor Noah
Future Acts:
Our inaugural season will highlight past artists (G-Eazy, Anderson Paak, Troye Sivan, etc.) while featuring new artists such as: Grizzly Bear, Kali Uchis, Jorja Smith, Tyler the Creator, HAIM, Sza, Daniel

Caesar, Jacob Collier, Jon Baptiste, Rex Orange County, Miguel, Halsey, NoMbe, The XX

Marketing Plans

* Post advertisements for the event on our homepage and our partner's websites, a combine average of 8,000 hits a week
* Send out announcements / promo material to our mailing lists, a combined 11,000+ contacts targeted at both LA-natives and the premiere Art/Design/European community in Los Angeles
* Promote on Twitter to our combined 9,000+ followers Post flyer with your logo on our main Facebook page as well as our partners' pages
* Our weekly Facebook page reach is 5,000+ impressions Combined partners' weekly reach is 10,000+ impressions Send invitations via Facebook to our combined 5,000+ friends

Past Partnerships

We've presented shows with legendary companies and tastemakers like Calvin Klein, Tinder, The Hundreds, Volcom, Pabst Blue Ribbon, Red Bull, 4AD, IVSEYE, Daceism, and Prismatics, to name a few. The Lyric partnered with neighboring design gallery, Voila! Creative Studio, to create a unique immersive experience. Each room at the Lyric was redecorated with high-end furnishings and art installations and private events were curated with Voila!'s signature whimsical stye. The lobby was covered from floor to ceiling in astroturf and the lounge was decorated with purple velvet chairs, leather tufted couches and ornate light fixtures. Voila! Creative Studio was advertised on all Lyric publications and social media resulting in a successful partnership for over two years.

About The Owner

The Lyric's Artistic Director Ryan Braun has an extensive career as both a performer and producer in Los Angeles, New York City, London, and Florida. Upon finishing his degree at UCLA with a BA in Theater, Film and Television, he produced and directed a critically acclaimed sell-out run of Into the Woods at the Lyric Theatre, marking his fifth show at the Lyric. He was then hired by Universal Attractions, the largest talent-booking agency in the world, as a junior agent in New York City. He continued to work in New York as a performer most notably in David LaChapelle's From Darkness to Light, a dance installation at the Lever House Museum, as well as David LaChapelle's Transcending Form, a full -length dance piece of which he also associate produced. After completing his contract with Broward Stage Door Theatre in Florida, Ryan returned to Los Angeles to take over as Artistic Director of the Lyric Theatre. There he has managed Lyric's conversion from an educational space to a concert and comedy venue and expanded Lyric's range of performances. He is also responsible for pursuing the Lyric Foundation's non-profit work with notable groups such as The Los Angeles Drama Club, The Los Angeles High School of the Arts, The Kennedy Foundation, and many more.

Back
  Add to watchlist

Data Room
Intended Use of Funds
Target Raise
Maximum Raise
 Lease
        $125,000
         Renovations & Build out
        $50,000
         Licensing & Working Capital
        $60,000
         Mainvest Compensation
        $15,000
        Total
        $250,000
        Summary of Terms
Legal Business Name
        Lyric on Location LLC
        Investment Structure
        Revenue Sharing Note
        Early Investor Bonus
Investment Multiple for the first $100,000 invested
        1.7×
        Investment Multiple
        1.6×
        Business's Revenue Share
        3%–4.8%
        Minimum Investment Amount
        $100
        Target Raise
        $250,000
        Maximum Raise
        $400,000
        Investment Round Close Date
        10/7/2020
        Repayment Schedule
        Quarterly
        Securitization
        None
        Maturity Date
        10/1/2027
        Documents
2020 Balance Sheet
Financial Forecasts
Financial Condition

No other outstanding debt or equity
The capital raised through Mainvest will make up the entirety of the
The Lyric Theatre 's fundraising. However, The Lyric Theatre may
require additional funds from alternate sources at a later date.
No operating history
The Lyric Theatre was established in [Month, Year]. Accordingly, there
are limited financial statements and information for investors to
review. When evaluating this investment opportunity, investors should
consider factors outlined in the risk section as well.
Risk Factors
Real Estate Risk
The Lyric Theatre is still in the process of securing a location to
lease, which will be necessary to conduct operations. To the extent
The Lyric Theatre is unable to find and secure a location that is
adequate, investors may lose some or all of their investment.
You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal
government (through the FDIC) guarantees you will get your money back.
Buying a Note is not like that at all. The ability of The Lyric
Theatre to make the payments you expect, and ultimately to give you
your money back, depends on a number of factors, including many beyond
our control.
The Company Might Need More Capital
The Lyric Theatre might need to raise more capital in the future to
fund/expand operations, buy property and equipment, hire new team
members, market its services, pay overhead and general administrative
expenses, or a variety of other reasons. There is no assurance that
additional capital will be available when needed, or that it will be
available on terms that are not adverse to your interests as an
investor. If The Lyric Theatre is unable to obtain additional funding
when needed, it could be forced to delay its business plan or even
cease operations altogether.
Inability to Sell Your Investment
The law prohibits you from selling your securities (except in certain
very limited circumstances) for 12 months after you acquire them. Even
after that one-year period, a host of Federal and State securities
laws may limit or restrict your ability to sell your securities. Even
if you are permitted to sell, you will likely have difficulty finding
a buyer because there will be no established market. Given these
factors, you should be prepared to hold your investment for its full
term.
Changes in Economic Conditions Could Hurt The Lyric Theatre
Factors like global or national economic recessions, changes in
interest rates, changes in credit markets, changes in capital market
conditions, declining employment, changes in real estate values,
changes in tax policy, changes in political conditions, and wars and
other crises, among other factors are unpredictable and could
negatively affect The Lyric Theatre 's financial performance or
ability to continue to operate. In the event The Lyric Theatre ceases
operations due to the foregoing factors, it can not guarantee that it

will be able to resume operations or generate revenue in the future.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which The Lyric Theatre and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, The Lyric Theatre is a newly established entity and therefore has no operating history from which forecasts could be projected with.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

Limited Services

The Lyric Theatre operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Limited Operating History

The Lyric Theatre is a newly established entity and has no history for prospective investors to consider.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. The Lyric Theatre competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from The Lyric Theatre's core business or the inability to compete successfully against the with other competitors could negatively affect The Lyric Theatre's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in The Lyric Theatre's management or vote on and/or influence any managerial decisions regarding The Lyric Theatre. Furthermore, if the founders or other key personnel of The Lyric Theatre were to leave The Lyric Theatre or become unable to work, The Lyric Theatre (and your investment) could suffer substantially.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither The Lyric Theatre nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

The Lyric Theatre will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and The Lyric Theatre is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although The Lyric Theatre will carry some insurance, The Lyric Theatre may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, The Lyric Theatre could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect The Lyric Theatre's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of The Lyric Theatre's management will coincide: you both want The Lyric Theatre to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want The Lyric Theatre to act conservative to make sure they are best equipped to repay the Note obligations, while The Lyric Theatre might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If The Lyric Theatre needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with The Lyric Theatre or management), which is responsible for monitoring The Lyric Theatre's compliance with the law. The Lyric Theatre will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if The Lyric Theatre is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if The Lyric Theatre fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of The Lyric Theatre, and the revenue of The Lyric Theatre can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of The Lyric Theatre to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

This information is provided by The Lyric Theatre. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

Only invest an amount you would feel comfortable losing.
Investing in private businesses involves risk. Though potential
returns are designed to reflect that risk, there is a possibility that
you will lose your entire investment.
Visit The Lyric Theatre's data room to review risk disclosures
specific to this business.

Investor Discussion